nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 18
f. +34 91 451 97 33
www.nh-hoteles.com
nh@nh-hoteles.es

04010390

March, 2004

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR - 8 2004
WASH. D.C. 158

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on March-, 2004 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

Roberto Chollet
Chief Financial Officer

dlw 3/9

nH HOTELES INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Madrid, 1st March, 2004.

NH Hoteles Group

January – December 2003 Results

- **Consolidated revenues were stable at €927.34m, and group EBITDA reached €155.33m, an improvement on the negative trend seen in the first nine months of the year. Net profits were €50.86m.**
- **The results of the hotel business improved in the last few months of the year, reflecting stronger RevPar in the fourth quarter and a tight rein on operating costs. EBITDA reached €123.78m, 34.9% less than in 2002.**
- **Operating costs at comparable hotels in Europe and America fell by 3.5% over the year as a whole.**
- **Losses at the hotels in Germany and Austria were smaller than in the first nine months of the year.**
- **One highlight was the improvement at the Latin American hotels. In spite of the foreign exchange impact, these hotels made an EBITDA contribution of €15.3m.**
- **Sotogrande had a record year in terms of confirmed sales, and made an EBITDA contribution of €31.56m.**
- **NH Hoteles has successfully completed the disposal of non-core hotels. As a result, it has been strengthening the group's financial situation: net debt has fallen by €189m to €478m.**
- **A substantial portion (€39.4m) of the capital gains on these disposals has been used to speed up goodwill amortisation at Astron.**

nH HOTELES INVESTOR RELATIONS DEPARTMENT

FILE NUMBER 82 - 4780

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

GENERAL COMMENTS

In 2003, consolidated EBITDA at NH Hoteles slid by 30.5%, an improvement on the 33.2% slide seen in the first nine months of the year. Group revenues were stable, and there was no further erosion of EBITDA margins thanks to rigorous control over operating costs at both the hotels and central services.

EBITDA at the hotel business reached €123.78, down 34.9%, a slight improvement over the 36.2% fall in the first nine months of the year.

At the comparable hotels in Europe, including Germany and Austria, sales slipped by 7% and EBITDA by 22%, which was a satisfactory performance thanks to cost-containment, which trimmed operating costs by 2.7%.

At the hotels in Latin America, EBITDA grew by 8.7%. The EBITDA contribution from these hotels now accounts for 12.3% of the hotel business, partly thanks to the new hotels incorporated into NH México, but above all due to the improved operating performance and the tight control over costs.

2003 was a record year for Sotogrande. Revenues from the property and golf businesses reached €56.9m, and at 31st December 2003 signed sales not reflected in the accounts amounted to €70.22m, compared to €34.83m at year-end 2002.

In 2003, NH Hoteles reported substantial exceptional profits, largely as a reflection of Caja Madrid's acquisition of 17.3% of Sotogrande and the sale of the Princesa Sofía hotel. However, it has been decided to put €39.4m of these profits towards early amortisation of Astron's goodwill.

HOTEL BUSINESS: THE SLIDE IN EBITDA HAS BEEN SLOWED THANKS TO COST-CONTAINMENT

In 2003, total revenues from the hotel business advanced by 0.4% and gross operating profits (GOP) fell by 11% to €277.9m. However, higher lease payments as a result of the consolidation of Astron, new hotel openings and the sale and lease-back deal resulted in a 34.8% drop in EBITDA, to €123.78m.

The negative trend improved gradually over the course of the year, and the rate of fall in EBITDA was less than in either the first half (38.7%) or in the first nine months (36.2%).

There was a significant improvement in operating costs and personnel costs at the comparable hotels in Europe and America, with savings of €16.5m, or 3.5% compared to 2002. The total number of FTEs (full-time equivalent employees) in comparable hotels and central services was 268 FTEs lower than in December 2002.

Nevertheless, bear in mind that in 2003 there was also some expensive internal restructuring at NH Hoteles which pushed up head office costs, particularly as a reflection of international expansion, the relocation of hotel staff to head office functions and the cost of the IT systems developed with Oracle.

Empleados por habitación (Total Hoteles)*	Enero-Dic 2003	Enero-Dic 2002	% var.
Average Rooms	30.766	26.928	14,3%
NH Average number of emploees (FTEs)	11.184	10.463	6,9%
FTE per room	0,36	0,39	-6,4%
Staff cost per available room (€/day)	26,99	28,97	-6,8%
Other operating expenses per available room (€/day)	19,77	20,80	-5,0%

nH HOTELES INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

PERFORMANCE IN EUROPE

Sales at comparable hotels in Europe, including the hotels in Germany and Austria acquired from Astron, fell by 7% to €680.8m. Excluding central overheads, EBITDA fell by 22%, a satisfactory performance thanks to a 2.7% improvement in operating costs.

This largely offset the impact of the disappointing operating performance at these hotels in 2003 (2003 was a difficult year due to the unfavourable economic environment and tougher competition). As remarked in our recent note on operating performance (dated 2nd February 2004), average occupancy at comparable hotels in Europe fell by two points, and average prices were 4.2% lower than in the same period in 2002.

Non-comparable hotels made a revenue contribution of €118.03m in 2003, 0.6% more than in 2002, but the EBITDA contribution was €7.08m compared to €19.8m in 2002. This was partly as a reflection of the disposals made during the year (for details see our note dated 2nd February), and partly because the majority of new hotel openings are leasing agreements.

U.N. Spain

Excluding central overhead costs, the performance of comparable hotels in Spain reported a slight improvement in both sales and results compared to the first nine months of the year.

Revenues slipped by 2.5% compared to 2002, an improvement on the 3.3% recorded in the first nine months of 2003. EBITDA was 14.3% lower than in 2002, compared to a drop of 16% in the first nine months, compared to the previous year.

EBITDA in Spain fell as a reflection of slower sales, higher personnel costs due to revised wage agreements and increased leasing costs, particularly due to the sale & lease back deal for four hotels in February 2002.

U.N. Netherlands and Belgium

The comparable hotels in Benelux and South Africa, which are managed by the same business unit, saw revenues fall by 9.3% compared to 2002. However, this marked an improvement over the performance in the first nine months of the year, when revenues fell by 11%.

RevPar was down 8.2%, but this was more than made up for at the EBITDA level by the significant drop in operating costs at these hotels: EBITDA was 10.6% lower, compared to 16.4% in the first nine months of the year.

U.N Germany and U.N Austria and Switzerland

The comparable hotels in Germany saw sales fall by 12.4% to €132.05m, and EBITDA was a negative €7.9m.

Meanwhile, the comparable hotels in Austria and Switzerland reported sales of €22.2m, 4.3% lower than in 2002, and made a negative EBITDA contribution of €0.45m.

This performance was partly a consequence of low RevPar levels, which fell by 13.1% in Germany and 2.4% in Switzerland and Austria, and partly a consequence of the high operating gearing of these hotels, which have substantial fixed leasing costs.

It is important to bear in mind that operating losses are mainly coming from a group of ten hotels out of 56 which NH currently has in these countries.

On a consolidated basis, the hotels acquired from Astron made a sales contribution of €183.45m, or 21% of the group's total hotel revenues in 2003. EBITDA was a negative €-15.7m, partly due to leasing costs of €69.6m.

As noted on several previous occasions, the process of re-branding these hotels and integrating them into the NH chain is now complete, and this is an important step towards the better management of these business units.

Meanwhile, all the hotels in Germany are under close management scrutiny in terms of their location and their future revenue streams. The first steps in this process have been the renegotiation of the leasing contracts of the Magdeburg hotel (143 rooms) and the Unterhaching hotel (80 rooms) into management contracts.

Also, bear in mind that contracts for three of the biggest signed projects, incorporated from Astron were cancelled during 2003: the Berlin Convention Centre (569 rooms), the Frankfurt Neue Börse (390 rooms) and the Stuttgart Pragsattel (168 rooms), at no cost to NH Hotels. Projected leases from these three hotels amounted to €9.5m a year.

NH HOTELES
INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

PERFORMANCE IN LATIN AMERICA

Total revenues from the hotels in Latin America reached €65.3m in 2003, and EBITDA €15.3m. The EBITDA contribution to the group amounted to 12.4% of the hotel business total.

The growth of this business unit was partly due to the new hotels integrated into NH México, but mainly to the improved operating performance, both in terms of occupancy and prices expressed in local currencies, and thanks to lower operating costs, which were trimmed by €5m, 9.7% lower than in 2002.

Results at these hotels were affected by euro appreciation against the dollar and against local currencies. In local currency terms, total sales increased by 64% in Argentina, and by 46% and 13% in Brazil and Chile respectively. In Mexico, sales at comparable hotels in local currency terms increased by 0.8%, and by 8.2% including the new hotels incorporated in the chain during the year.

PROPERTY AND GOLF AT SOTOGRANDE: A RECORD YEAR FOR CONFIRMED SALES

2003 was a record year for Sotogrande's property business. Reported revenues for the property and golf businesses reached €56.9m. Signed sales not reflected in the accounts reached €70.22m, doubling the €34.83m achieved at year-end 2002. The EBITDA contribution of these sales to future results is estimated at more than €40m.

EBITDA from Sotogrande's property business amounted to €31.6m in 2003, improving the sales margin to 55.5%, from 52.8% in 2002. The reason for this improvement was the difference in the type of product sold: in 2003, sales were mainly of plots in La Reserva de Sotogrande, one of the higher-margin property products, and delivery of houses in Los Cármenes de Almenara; meanwhile, in 2002, the majority of sales were plots in La Marina.

Another important point is that in mid-2003, NH Hoteles announced that it intended to do two large volume operations before the end of the year. Negotiations are still underway, and no operation is reflected in the 2003 accounts. This only affects the EBITDA forecast for 2003, and makes no difference to the excellent outlook for Sotogrande's recurrent business, nor to the company's valuation.

EXCEPTIONAL ITEMS: CAPITAL GAINS ON DISPOSALS HAVE HELPED WRITE DOWN ASTRON'S GOODWILL

NH Hoteles has successfully completed the disposal of non-core hotels (see our note dated 2nd February, 2004). The most notable of these disposals included the Princesa Sofía in Barcelona and the NH Crowne Plaza in Brussels, as well as the H Pedralbes and the NH Sant Angelo. At the beginning of 2004, the NH Hoteles agreed the sale of the NH Krystal Cancún.

These disposals generated capital gains of €62.1m in 2003, of which it has been decided to devote €39.4m to speeding up the write-down of Astron's goodwill. This will allow dedicating lesser resources for writing off the Aston´s goodwill for the next years.

The exceptional gains reported in 2003 also included €19.9m from Caja Madrid's acquisition of 17.3% of Sotogrande.

Bear in mind that in 2002, the exceptional items were largely a reflection of refinancing NH México's debt (€17m, partly from the reduction of the amount of debt outstanding, and partly from the reversal of provisions for foreign exchange losses), together with the capital gains made on the sale of the NH Bretón and the NH Tudela. These, together with the profits on the sale and lease-back of four other hotels, amounted to €17.3m.

FINANCIAL PERFORMANCE: NET DEBT SLASHED BY €189m.

There has been a considerable strengthening in the group's financial situation. The disposals resulted in a substantial inflow of cash, which together with the cash flow generated by the hotel and property businesses, helped to slash net debt by €189m to €478.8m, which took the financial gearing down to just 0.56X, calculated over equity and minorities.

Consolidated shareholders' funds amounted to €613.8m at year-end 2003. Bear in mind that variations in the conversion reserves were €-31.5m, leaving these at €-133.5m.

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

There was also a notable improvement in the level of financial charges at NH Hoteles during the year. These also benefited from the debt refinancing at NH México during 2002.

COMPARATIVE BREAKDOWN OF SALES AND EBITDA 2002/2003

HOTEL REVENUES (Management Criteria)	2003 M Euros	2002 M Euros	03/02 Var. %
Spain Comparable	300,71	308,37	-2,5%
Holland & Belgium & Others Comparable	225,70	248,78	-9,3%
Switzerland & Austria Comparable	22,35	23,34	-4,3%
Germany Comparable	132,05	150,78	-12,4%
TOTAL EUROPE COMPARABLE	**680,80**	**731,27**	**-6,9%**
Spain Non Comparable	50,64	54,34	-6,8%
Holland & Belgium & Others Non Comparable	16,88	22,75	-25,8%
Switzerland & Austria Non Comparable	12,27	13,93	-11,9%
Germany Non Comparable	38,23	26,31	45,3%
TOTAL EUROPE NON COMPARABLE	**118,03**	**117,33**	**0,6%**
Management fees & Others	6,37	9,92	-35,7%
Consolidated Adjustment Astron 2002		-60,25	
TOTAL EUROPE CONSOLIDATED	**805,20**	**798,27**	**0,9%**
Latin America	65,27	68,41	-4,6%
TOTAL HOTEL ACTIVITY	**870,46**	**866,67**	**0,4%**

nH HOTELES INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

CONSOLIDATED SALES BREAKDOWN	2003 M Eur.	2002 M. Eur	03/02 Var. %
Total Europe & HHOO Comparable	541,86	577,10	-6,1%
Total Europe No Comparable	79,88	88,35	-9,6%
Astron (*)	183,45	132,82	38,1%
Total Europe	**805,19**	**798,27**	**0,9%**
Latin America (*)	65,27	68,41	-4,6%
SALES FROM HOTEL BUSINESS	**870,46**	**866,68**	**0,4%**
Total Sotogrande	56,88	63,44	-10,3%
TOTAL CONSOLIDATED SALES (**)	**927,34**	**930,11**	**-0,3%**

(*) Included Head Office Costs
(**) Included Hotel Management Fees and Other

EBITDA BREAKDOWN	2003 EBITDA M Eur.	2003 Margin %	2002 EBITDA M Eur.	2002 Margin %	03/02 Var. %
Total Europe & HHOO Comparable	112,25	20,7%	148,43	25,7%	-24,4%
Total Europe No Comparable	11,98	15,0%	20,56	23,3%	-41,7%
Astron (*)	-15,75	-8,6%	7,03	8,4%	-324,0%
Total Europe	**108,48**	**13,5%**	**176,02**	**22,1%**	**-38,4%**
Latin America (*)	15,29	23,4%	14,08	20,6%	8,6%
EBITDA FROM HOTEL BUSINESS	**123,77**	**14,2%**	**190,10**	**21,9%**	**-34,9%**
Total Sotogrande	31,56	**55,5%**	33,51	**52,8%**	**-5,8%**
TOTAL CONSOLIDATED EBITDA	**155,33**	**16,8%**	**223,61**	**24,0%**	**-30,5%**

(*) Included Head Office Costs

PROFIT AND LOSS ACCOUNT. FIGURES COMPARED WITH THE SAME PERIOD OF THE PREVIOUS YEAR

NH HOTELES,S.A. P&L ACCOUNT AS AT DECEMBER, 31	2003 M Eur.	2003 %	2002 M. Eur	2002 %	03/02 Var. %
hotels sales and other revenues	870,46	93,9%	866,67	93,2%	0,4%
real estate sales and other	56,88	6,1%	63,44	6,8%	(10,3%)
total revenues	**927,34**	**100,0%**	**930,11**	**100,0%**	**(0,3%)**
cost of real estate sales	(15,39)	(1,7%)	(20,22)	(2,2%)	(23,9%)
operating expenses	(602,38)	(65,0%)	(564,98)	(60,7%)	6,6%
GROSS OPERATING PROFIT	**309,57**	**33,4%**	**344,91**	**37,1%**	**(10,2%)**
lease payments and property taxes	(154,24)	(16,6%)	(121,32)	(13,0%)	27,1%
EBITDA	**155,33**	**16,8%**	**223,59**	**24,0%**	**(30,5%)**
depreciation	(79,44)	(8,6%)	(75,04)	(8,1%)	5,9%
depreciation STG consolidation difference	(2,60)	(0,3%)	(3,43)	(0,4%)	(24,2%)
EBIT	**73,29**	**7,9%**	**145,12**	**15,6%**	**(49,5%)**
interest income (expense)	(29,94)	(3,2%)	(35,06)	(3,8%)	(14,6%)
income from minority equity interests	0,83	0,1%	(2,90)	(0,3%)	(128,6%)
extraordinary results	28,36	3,1%	27,93	3,0%	1,5%
EBT	**72,54**	**7,8%**	**135,09**	**14,5%**	**(46,3%)**
corporate income tax	(16,92)	(1,8%)	(28,32)	(3,0%)	(40,3%)
NET INCOME before minorities	**55,62**	**6,0%**	**106,77**	**11,5%**	**(47,9%)**
minority interests	(4,77)	(0,5%)	(21,11)	(2,3%)	(77,4%)
NET INCOME	**50,85**	**5,5%**	**85,66**	**9,2%**	**(40,6%)**